UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

GoodRx Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

38246G108

(CUSIP Number)

Steve Eisner

Francisco Partners

One Letterman Drive,

Building C - Suite 410

San Francisco, CA 94129

(415) 418-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Francisco Partners IV, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,680,496
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,680,496

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,680,496
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 28.6%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated assuming 163,343,928 shares of Class A Common Stock (“Class A Shares”) outstanding, based upon 93,265,744 Class A Shares outstanding as of February 20, 2024 as reported on the Issuer’s Form 10-K filed on February 29, 2024 (the “10-K”), as increased by 70,078,184 shares of Class B Common Stock, which are convertible into Class A Shares on a one-to-one basis (“Class B Shares”), held by the Reporting Persons following the March 2024 Francisco Partners Repurchase, as defined below.

1.	Names of Reporting Persons Francisco Partners IV-A, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,397,688
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,397,688

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,397,688
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 14.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated assuming 163,343,928 Class A Shares outstanding, based upon 93,265,744 Class A Shares outstanding as of February 20, 2024 as reported on the 10-K, as increased by 70,078,184 Class B Shares held by the Reporting Persons following the March 2024 Francisco Partners Repurchase, as defined below.

1.	Names of Reporting Persons Francisco Partners GP IV, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 70,078,184
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 70,078,184

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,078,184
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 42.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated assuming 163,343,928 Class A Shares outstanding, based upon 93,265,744 Class A Shares outstanding as of February 20, 2024 as reported on the 10-K, as increased by 70,078,184 Class B Shares held by the Reporting Persons following the March 2024 Francisco Partners Repurchase, as defined below.

1.	Names of Reporting Persons Francisco Partners GP IV Management Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 70,078,184
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 70,078,184

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,078,184
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 42.9%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Calculated assuming 163,343,928 Class A Shares outstanding, based upon 93,265,744 Class A Shares outstanding as of February 20, 2024 as reported on the 10-K, as increased by 70,078,184 Class B Shares held by the Reporting Persons following the March 2024 Francisco Partners Repurchase, as defined below.

1.	Names of Reporting Persons Francisco Partners Management, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 70,078,184
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 70,078,184

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,078,184
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 42.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated assuming 163,343,928 Class A Shares outstanding, based upon 93,265,744 Class A Shares outstanding as of February 20, 2024 as reported on the 10-K, as increased by 70,078,184 Class B Shares held by the Reporting Persons following the March 2024 Francisco Partners Repurchase, as defined below.

Item 1.	Security and Issuer

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 1 (“Amendment No. 1”) is being filed by the undersigned to amend the Schedule 13D filed with the SEC on June 1, 2021 (the “Original 13D” and, as amended by Amendment No. 1, the “Schedule 13D”) relating to shares of common stock (the “Common Stock”), of GoodRx Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 2701 Olympic Boulevard, Santa Monica, California 90404. Except as set forth herein, the Original 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original 13D.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

Francisco Partners IV, L.P.

Francisco Partners IV-A, L.P.

Francisco Partners GP IV, L.P.

Francisco Partners GP IV Management Limited

Francisco Partners Management, L.P.

Francisco Partners Management, L.P. is organized under the laws of the state of Delaware. The remaining Reporting Persons are organized under the laws of the Cayman Islands. The principal business address of the Reporting Persons is One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129. The Reporting Persons are principally engaged in the business of managing their investments in the securities of the Issuer.

Information with respect to the directors and officers of Francisco Partners GP IV Management Limited (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), the Reporting Persons, Idea Men, LLC and certain affiliates of Spectrum Equity and Silver Lake (collectively, the “Stockholders”) acknowledge and agree that they are acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the other Stockholders are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and the other Stockholders, see Item 4 below.

During the last five years, neither the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Original 13D is hereby amended to include the following at the end thereof:

On March 6, 2024, Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. (collectively, the “Selling Stockholders”) and the Issuer entered into a Stock Purchase Agreement (the “March 2024 Francisco Partners Stock Purchase Agreement”), pursuant to which the Selling Stockholders agreed to sell an aggregate 14,622,366 Class A Shares to the Issuer for net proceeds of $105,134,811.54 (the “March 2024 Francisco Partners Repurchase”). The March 2024 Francisco Partners Repurchase is expected to close on March 11, 2024.

Item 5.	Interest in the Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Class A Shares and percentage of Class A Shares beneficially owned by each of the Reporting Persons (assuming conversion of the Class B Shares held by the Reporting Persons), assuming 163,343,928 Class A Shares outstanding, based upon 93,265,744 Class A Shares outstanding as of February 20, 2024 as reported on the 10-K, as increased by 70,078,184 Class B Shares held by the Reporting Persons following the March 2024 Francisco Partners Repurchase.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Francisco Partners IV, L.P.	46,680,496	28.6%	0	46,680,496	0	46,680,496
Francisco Partners IV-A, L.P.	23,397,688	14.3%	0	23,397,688	0	23,397,688
Francisco Partners GP IV, L.P.	70,078,184	42.9%	0	70,078,184	0	70,078,184
Francisco Partners GP IV Management Limited	70,078,184	42.9%	0	70,078,184	0	70,078,184
Francisco Partners Management, L.P.	70,078,184	42.9%	0	70,078,184	0	70,078,184

Francisco Partners IV, L.P. is the record holder of 46,680,496 Class B Shares. Francisco Partners IV-A, L.P. is the record holder of 23,397,688 Class B Shares. The Class B Shares are convertible to Class A Shares on a one-to-one basis.

Francisco Partners GP IV, L.P. is the general partner of each of Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. Francisco Partners GP IV Management Limited is the general partner of Francisco Partners GP IV, L.P. Francisco Partners Management, L.P. serves as the investment manager for each of Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. Voting and disposition decisions at Francisco Partners Management, L.P. with respect to the shares of Class B Common Stock held by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. are made by an investment committee. Each of Francisco Partners Management, L.P., Francisco Partners GP IV Management Limited, and Francisco Partners GP IV, L.P. may be deemed to share voting and dispositive power over the Class B Shares held, but disclaims beneficial ownership.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Stockholders acknowledge and agree that they are acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other Stockholders are not the subject of this Schedule 13D and accordingly, none of the other Stockholders are included as reporting persons herein.

(c) During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

March 2024 Stock Purchase Agreement

On March 6, 2024, the Selling Stockholders and the Issuer entered into the March 2024 Francisco Partners Stock Purchase Agreement, pursuant to which the Issuer will purchase from the Selling Stockholders an aggregate 14,622,366 Class A Shares for an aggregate purchase price of $105,134,811.54. The March 2024 Francisco Partners Repurchase is expected to close on March 11, 2024.

Pursuant to the March 2024 Francisco Partners Stock Purchase Agreement, the Selling Stockholders and their affiliates have entered into a Lock-Up, under which they will not, without the Issuer’s prior approval, sell, transfer, otherwise dispose of or enter into a hedging transaction involving any Class A Shares or Class B Shares until the completion of the second full trading day after the public release of earnings data for the quarter ended March 31, 2024, subject to certain limited exceptions.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, incorporated by reference to Exhibit 1 to the Original 13D.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 8, 2024

Francisco Partners IV, L.P.
By: Francisco Partners GP IV, L.P., its general partner
By: Francisco Partners GP IV Management Limited, its general partner

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

Francisco Partners IV-A, L.P.
By: Francisco Partners GP IV, L.P., its general partner
By: Francisco Partners GP IV Management Limited, its general partner

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

Francisco Partners GP IV, L.P.
By: Francisco Partners GP IV Management Limited, its general partner

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

Francisco Partners GP IV Management Limited

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

Francisco Partners Management, L.P.

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer